Mail Stop 4561



								October 12, 2005



Michael N. Caggiano
President and Chief Executive Officer
Central American Equities Corp.
Hotel Alta
Santa Ana, Costa Rica

Re:	Central American Equities Corp.
	Preliminary Proxy Statement on Schedule 14A
	Filed September 27, 2005
	File No. 0-24185


Dear Mr. Caggiano:

	This is to advise you that we have conducted only a limited review of your preliminary proxy statement. Based on that limited review, we have the following comments.
General

1. We note the spin-off of your Costa Rican subsidiary. Please tell us why Securities Act registration is not required for the spin-off.
Refer to Staff Legal Bulletin No. 4.

2. It appears that your Costa Rican subsidiary is a successor registrant pursuant to Rule 12g-3 of the Exchange Act.
Consequently,
please file a Form 10 for Central American or tell us why you are not required to do so.

3. In addition, please provide an analysis as to whether Central
American would as a result of the transaction be subject to Rule
419
of the Securities Act.

4. Please revise your proxy statement to include the tabular information required by Item 402 of Regulation S-B.

5. We note Proposal 4 relates to the amendment of your Articles of Incorporation and By-Laws to provide for the authorization of 3000 shares of a new class of super-voting preferred stock. Please revise your disclosure to include the terms of the preferred stock.
Refer
to Item 202 of Regulation S-B and Item 11 of Schedule 14A.

6. Please note that we will not be in a position to clear comments relating to your preliminary proxy statement until you have cleared all outstanding comments relating to your Form 10-KSB for the period ending December 31, 2004.



*  *  *  *



      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3852.

      Sincerely,



      Michael McTiernan
      Special Counsel
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Michael N. Caggiano
Central American Equities Corp.
October 12, 2005
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